Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement (Form S-4 No. 333-185009) and related Prospectus of United Rentals, Inc. for the registration of United Rentals (North America), Inc. 7.375% Senior Notes due 2020 and United Rentals (North America), Inc. 7.625% Senior Notes due 2022, and to the incorporation by reference therein of our reports dated January 25, 2012, with respect to the consolidated financial statements and schedule of United Rentals, Inc., and the effectiveness of internal control over financial reporting of United Rentals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Stamford, Connecticut

November 30, 2012